SNIPP INTERACTIVE INC.

SNIPP LEVERAGES REWARDS TO DRAMATICALLY REDUCE CHURN FOR

AMERICAN MULTINATIONAL TELECOMMUNICATIONS CORPORATION

October 6, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND - Snipp Interactive Inc. (TSX VENTURE: SPN) ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the TSX Venture Exchange, has implemented a successful rewards program with one of the largest multinational telecommunications corporations in America.

The results of the pilot showed that the Snipp promotion successfully reduced churn by a factor of four, and based on the results, the client is now working with Snipp to expand the use of its platform across their entire subscriber base.

With the influx of choice and competition in the telecom world, customer loyalty initiatives can prove invaluable, and Snipp was pleased to demonstrate the efficacy of its incentive products in this sector for the first time. Focusing on enhancing loyalty among subscribers of their combined service offerings (television, internet and telephone), the company partnered with Snipp to target subsets of their subscriber base that were identified as highly likely to cancel services.

Using Snipp’s proprietary SnippRewards rewards platform, a pilot program was developed which targeted specific double (TV/internet) and triple play (TV, internet, telephone) customer subscribers. The company sent an email blast surprising the targeted customers with a reward for being a loyal customer. The email contained a redemption URL along with a code for either 10 Credits (DoublePlay) or 15 Credits (TriplePlay) redeemable against all content types. As mentioned, the campaign resulted in a fourfold reduction in customer churn, a key operating metric for subscription-based businesses.

According to Baris Karadogan, the COO of Snipp Interactive, “With our SnippRewards solution we are able to create targeted and impactful solutions for our clients to incentivize and reward their customers. In particular, we have a slew of very innovative rewards options in the telecom sector that we are very excited about, including a data rewards incentive that is truly unique in the marketplace. We have successfully launched a number of programs in the last few months on these platforms and will continue to develop these solutions to meet the need of the market.”

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Bethesda, Maryland, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. We have closed two acquisitions in the past year, the most recent being the acquisition of Hip Digital Media, Inc., a leading digital rewards platform in June 2015.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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